Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

NOTICE OF BOARD MEETING

The board of directors (the “Board”) of Ascentage Pharma Group International (the “Company”, together with its subsidiaries, collectively the “Group”) hereby announces that a meeting of the Board will be held on Wednesday, March 25, 2026, for the purpose of, among other things, considering and, if appropriate, approving the annual results of the Group for the year ended December 31, 2025 and considering the declaration of a final dividend, if any.

By order of the Board
Ascentage Pharma Group International
Dr. Yang Dajun
Chairman and Executive Director

Suzhou, People’s Republic of China, March 13, 2026

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David SidranskyNote2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Notes:	1.	Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements

2.	Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company.